

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 6, 2017

George Tidmarsh
President and Chief Executive Officer
La Jolla Pharmaceutical Company
4550 Towne Centre Court
San Diego, California 92121

      Re: La Jolla Pharmaceutical Company
          Registration Statement on Form S-3
          Filed October 27, 2017
          File No. 333-221198

Dear Dr. Tidmarsh:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Dorrie Yale at 202-551-8776 with any questions.

                                Division of Corporation Finance
                                Office of Healthcare & Insurance

cc: Ryan A. Murr